FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 28, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 2, 2013	By:	/s/ Ms. Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager

[Translation]

SEMI-ANNUAL REPORT

(Report under Article 24-5, paragraph 1 of the Financial Instruments and Exchange Law)

For Six-month Period
From:	April 1, 2012
To:	September 30, 2012

as filed on December 28, 2012 through EDINET System

ICICI Bank Limited
(E05975)

(This translation of the Semi-Annual Report has been prepared solely for reference purposes and shall not have any binding force.)

This document is prepared by outputting and printing out data of the Semi-Annual Report filed on December 28, 2012 through EDINET (Electronic Disclosure for Investors’ Network) defined in Article 27-30-2 of the Financial Instruments and Exchange Law, together with the table of contents and the page count.

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2012

For Six-month Period:	From April 1, 2012 through September 30, 2012

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sandeep Batra Group Compliance Officer and Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name
of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of
Attorney-in-Fact:	Anderson Mori & Tomotsune Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Jun Ishii, Attorney-at-Law Nobuhiro Ito, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo

Telephone Number:	03-6888-4762

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 3, 2012 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 82.33), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.68 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 3, 2012.

3.
The fiscal year of the Bank commences on April 1 and ends at March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2013" refers to the year beginning on April 1, 2012 and ending at March 31, 2013.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION	1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1

II.	OUTLINE OF COMPANY		2

	1	Trends in Major Business Indices, etc.	2

	2	Nature of Business	8

	3	State of Affiliated Companies	9

	4	State of Employees	9

III.	STATEMENT OF BUSINESS		10

	1	Outline of Results of Operations, etc.	10

	2	State of Production, Orders Accepted and Sales	10

	3	Problems to be Coped with	10

	4	Risks in Business, etc.	10

	5	Material Contracts Relating to Management, etc.	10

	6	Research and Development Activities	10

	7	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	10

IV.	STATEMENT OF FACILITIES		25

	1	State of Major Facilities	25

	2	Plan for Installation, Retirement, etc. of Facilities	25

V.	STATEMENT OF FILING COMPANY		26

	1	State of Shares, etc.	26

(1)	Total Number of Shares, etc.	26

(i)	Total Number of Shares	26

(ii)	Issued Shares	26

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	27

(3)	Total Number of Issued Shares and Capital Stock	27

(4)	Major Shareholders	27

	2	Trends in Stock Prices	29

	3	Statement of Directors and Officers	29

VI.	FINANCIAL CONDITION		30

	1	Interim Financial Statements	30

	2	Other Information	33

(1)	Legal and Regulatory Proceedings	33

(2)	Subsequent Events	37

3	Major Differences between United States and Japanese Accounting Principles and Practices	37

4	Major Differences between Indian and Japanese Accounting Principles and Practices	40

VII.	TRENDS IN FOREIGN EXCHANGE RATES	45

VIII.	REFERENCE INFORMATION OF FILING COMPANY	46

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	47

I.	INFORMATION ON GUARANTY COMPANY	47

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	47

III.	INFORMATION ON BUSINESS INDICES, ETC.	47

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 28, 2012 for fiscal 2012 except as follows:

Banking Laws Amendment Bill

The Banking Law Amendment Bill, which was approved by the Indian Parliament in December 2012 and is awaiting final notification, allows private sector banking companies to issue preference shares subject to regulatory guidelines by the Reserve Bank of India against the earlier law wherein private sector banks can only issue equity shares. The Bill also eases restrictions on voting rights by making them proportionate to the shareholding up to a cap of 26% in case of private sector banks and 10% in case of public sector banks. The prior approval of the Reserve Bank of India would be required for acquisition of 5% or more of shares or voting rights in a banking company by any person. The Bill also empowers the Reserve Bank of India to collect information and inspect associate enterprises of banking companies and supersede the board of directors of a banking company and appoint an administrator till alternate arrangements are made.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results
(Rs. in crore/JPY in ten-million)
Sr. No.		Six months ended				Year ended
	Particulars	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2010	March 31, 2012	March 31, 2012	March 31, 2011
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 19,571.98	JPY 32,880.93	Rs. 15,776.14	Rs. 12,121.64	Rs. 33,542.65	JPY 56,351.65	Rs. 25,974.05
	a) Interest/discount on advances/bills	13,304.62	22,351.76	10,315.87	7,727.70	22,129.89	37,178.22	16,424.78
	b) Income on investments	5,446.45	9,150.04	4,596.01	3,574.68	9,684.02	16,269.15	7,905.19
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	272.44	457.70	229.10	180.36	491.14	825.12	366.77
	d) Others	548.47	921.43	635.16	638.90	1,237.60	2,079.17	1,277.31
2.	Other income	3,922.89	6,590.46	3,382.44	3,258.44	7,502.76	12,604.64	6,647.90
3.	TOTAL INCOME (1)+(2)	23,494.87	39,471.38	19,158.58	15,380.08	41,045.41	68,956.29	32,621.95
4.	Interest expended	13,007.81	21,853.12	10,858.78	7,926.21	22,808.50	38,318.28	16,957.15
5.	Operating expenses (e)+(f)	4,344.43	7,298.64	3,712.02	3,053.86	7,850.44	13,188.74	6,617.25
	e) Employee cost	1,952.91	3,280.89	1,575.55	1,199.85	3,515.28	5,905.67	2,816.94
	f) Other operating expenses	2,391.52	4,017.75	2,136.47	1,782.72	4,335.16	7,283.07	3,643.28
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	17,352.24	29,151.76	14,570.80	10,980.07	30,658.94	51,507.02	23,574.40
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	6,142.63	10,319.62	4,587.78	4,400.01	10,386.47	17,449.27	9,047.55
8.	Provisions (other than tax) and contingencies	973.79	1,635.97	772.65	1,438.96	1,583.04	2,659.51	2,286.84
9.	Exceptional items	..	..	..	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	5,168.84	8,683.65	3,815.13	2,961.05	8,803.43	14,789.76	6,760.71
11.	Tax expense (g)+(h)	1,397.68	2,348.10	979.74	698.80	2,338.17	3,928.13	1,609.33
	g) Current period tax	1,415.90	2,378.71	1,071.51	1,010.20	2,193.52	3,685.11	2,141.11
	h) Deferred tax adjustment	(18.22)	(30.61)	(91.77)	(311.40)	144.65	243.01	(531.78)
12.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)-(11)	3,771.16	6,335.55	2,835.39	2,262.25	6,465.26	10,861.64	5,151.38
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / (LOSS) FOR THE PERIOD (12)-(13)	3,771.16	6,335.55	2,835.39	2,262.25	6,465.26	10,861.64	5,151.38
15.	Paid-up equity share capital (face value Rs. 10/- each)	1,153.08	1,937.17	1,152.47	1,150.83	1,152.77	1,936.65	1,151.82
16.	Reserves excluding revaluation reserves	63,305.63	106,353.46	57,448.45	52,824.02	59,250.09	99,540.15	53,938.83

17.	Analytical ratios
	i) Percentage of shares held by Government of India	0.01	..	..	..	..	..	..
	ii) Capital adequacy ratio	18.28%	..	18.99%	20.23%	18.52%	..	19.54%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	32.71	54.95	24.61	20.11	56.11	94.26	45.27
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	32.62	54.80	24.51	20.03	55.95	94.00	45.06
18.	NPA Ratio 1
	i) Gross non-performing advances (net of write-off)	10,036.37	16,861.10	10,021.25	10,141.16	9,475.33	15,918.55	10,034.26
	ii) Net non-performing advances	2,134.07	3,585.24	2,183.77	3,145.23	1,860.84	3,126.21	2,407.36
	iii)% of gross non-performing advances (net of write-off) to gross advances	3.54%	..	4.14%	5.03%	3.62%	..	4.47%
	iv) % of net non-performing advances to net advances	0.78%	..	0.93%	1.62%	0.73%	..	1.11%
19.	Return on assets (annualized)	1.58%	..	1.36%	1.23%	1.50%	..	1.35%
20.	Public shareholding
	i) No. of shares	1,153,027,642	..	1,152,412,079	1,147,919,537	1,152,714,442	..	1,151,772,372
	ii) Percentage of shareholding	100	..	100	100	100	..	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..

1.
At September 30, 2012, the percentage of gross non-performing customer assets to gross customer assets was 3.03% and net non-performing customer assets to net customer assets was 0.66%. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited
(Rs. in crore/JPY in ten-million)
Sr. No.		Six months ended				Year ended
	Particulars	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2010	March 31, 2012	March 31, 2012	March 31, 2011
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 11,043.60	JPY 18,553.25	Rs. 9,535.25	Rs. 7,771.56	Rs. 19,711.27	JPY 33,114.93	Rs. 15,973.49
b	Wholesale Banking	15,237.49	25,598.98	11,988.72	8,840.07	26,171.31	43,967.80	19,323.27
c	Treasury	17,426.43	29,276.40	14,244.38	11,116.14	30,141.42	50,637.59	23,744.18
d	Other Banking	153.84	258.45	135.52	204.48	282.18	474.06	430.31
	Total segment revenue	43,861.36	73,687.08	35,903.87	27,932.25	76,306.18	128,194.38	59,471.25
	Less: Inter segment revenue	20,366.49	34,215.70	16,745.29	12,552.17	35,260.77	59,238.09	26,849.30
	Income from operations	23,494.87	39,471.38	19,158.58	15,380.08	41,045.41	68,956.29	32,621.95
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	442.37	743.18	21.46	(334.07)	549.99	923.98	(514.19)
b	Wholesale Banking	3,075.62	5,167.04	2,800.81	2,140.52	6,207.73	10,428.99	4,899.70
c	Treasury	1,627.33	2,733.91	982.17	1,087.12	2,080.68	3,495.54	2,200.70
d	Other Banking	23.52	39.51	10.69	67.48	(34.97)	(58.75)	174.50
	Total segment results	5,168.84	8,683.65	3,815.13	2,961.05	8,803.43	14,789.76	6,760.71
	Unallocated expenses	--	--	--	--	--	--	--
	Profit before tax	5,168.84	8,683.65	3,815.13	2,961.05	8,803.43	14,789.76	6,760.71
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(120,961.40)	(203,215.15)	(98,663.37)	(72,171.99)	(106,850.82)	(179,509.38)	(87,448.42)
b	Wholesale Banking	115,358.26	193,801.88	88,891.70	45,168.68	106,384.77	178,726.41	80,539.62
c	Treasury	63,115.73	106,034.43	61,675.92	74,327.81	53,552.58	89,968.33	54,883.25
d	Other Banking	1,590.79	2,672.53	1,224.37	724.74	1,717.58	2,885.53	963.00
e	Unallocated	5,358.76	9,002.72	5,473.62	5,925.61	5,601.14	9,409.92	6,153.49
	Total	Rs. 64,462.14	JPY 108,296.40	Rs. 58,602.24	Rs. 53,974.85	Rs. 60,405.25	JPY 101,480.82	Rs. 55,090.94

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
2.
The provision coverage ratio of the Bank at September 30, 2012, computed as per the Reserve Bank of India circular dated December 1, 2009, is 78.7% (June 30, 2012: 80.6%; March 31, 2012: 80.4%; September 30, 2011: 78.2%).

3.	During the three months ended September 30, 2012, the Bank has allotted 153,348 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
4.	Status of equity investors' complaints/grievances for the three months ended September 30, 2012:

Opening	Additions	Disposals	Closing balance
balance
0	43	43	0

5.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
6.	The above financial results have been approved by the Board of Directors at its meeting held on October 26, 2012.
7.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
8.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

Overview of the Indian Financial Sector

Policy Announcements

On July 31, 2012, in its first quarter review for fiscal 2013, the Reserve Bank of India reduced the statutory liquidity ratio from 24.00% to 23.00%. All other policy rates such as, the repo and the cash reserve ratio remained unchanged. On September 17, 2012, in the mid-quarter monetary policy review, the Reserve Bank of India reduced the cash reserve ratio by 25 basis points from 4.75% to 4.50%. The repo rate remained unchanged.

On October 30, 2012, in its second quarter review for fiscal 2013, the Reserve Bank of India reduced the cash reserve ratio by 25 basis points from 4.50% to 4.25%. Other policy measures remained unchanged with the repo rates at 8.00% and the statutory liquidity ratio at 23.00%.

Other regulatory measures announced include:

•	In May 2012, final guidelines on the implementation of Basel III capital regulations were released. The guidelines will be effective from January 1, 2013 and fully implemented by March 31, 2018.

•	In June 2012, the Reserve Bank of India issued guidelines permitting non-bank entities to set up, own and operate automated teller machines in India, also known as White Label ATMs.

•
In November 2012, provisioning requirement for restructured accounts classified as standard advances was increased from 2.00% to 2.75% for the first two years from the date of restructuring. Also, non-performing advances when upgraded to standard advances would attract provisioning of 2.75% in the first year after up-gradation as compared to the current provisioning requirement of 2.00%.

•
In December 2012, the Reserve Bank of India issued draft guidelines for non-banking finance companies. The guidelines propose that all non-banking finance companies shall maintain Tier I capital at 10.0% against the current requirement of 7.5%. The overall capital adequacy ratio has been maintained at 15.0%. Provisioning for standard assets is proposed to be raised from 0.25% to 0.40% for all non-banking finance companies effective from March 31, 2014. Risk weights for non-banking finance companies that are not sponsored by banks or do not have any bank as part of the group is proposed to be raised to 150% for capital market exposures and 125% for commercial real estate exposures. The guidelines proposes that non-banking finance companies would follow the asset classification and provisioning norms similar to banks, which would be done in a phased manner. Housing finance companies, however, have been kept outside the purview of these guidelines.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

4.	State of Employees

At September 30, 2012, the Bank had 61,414 employees including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

4.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

5.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended on September 30, 2012.

Our net profit increased by 33.0% from Rs. 28.35 billion in the six months ended September 30, 2011 to Rs. 37.71 billion in the six months ended September 30, 2012.

The increase in net profit was primarily due to an increase in net interest income and non-interest income offset, in part, by an increase in provisions and contingencies (excluding provision for tax) and operating expenditure. Net interest income increased by 33.5% from Rs. 49.17 billion in the six months ended September 30, 2011 to Rs. 65.64 billion in the six months ended September 30, 2012, driven by an increase in net interest margin by 39 basis points to 3.00% and a 15.6% increase in the average volume of interest-earning assets in the six months ended September 30, 2012.

The non-interest income primarily includes fee and commission income, income from treasury-related activities and other income (including dividends from subsidiaries). The increase in non-interest income by 16.0% from Rs. 33.82 billion in the six months ended September 30, 2011 to Rs. 39.23 billion in the six months ended September 30, 2012 was primarily on account of income from treasury-related activities and dividend income from subsidiaries. During the six months ended September 30, 2012 there was a gain of Rs. 1.51 billion on treasury-related activities as compared to a loss of Rs. 1.05 billion in the six months ended September 30, 2011.

Provisions and contingencies (excluding provisions for tax) increased by 26.0% from Rs. 7.73 billion in the six months ended September 30, 2011 to Rs. 9.74 billion in the six months ended September 30, 2012 primarily due to an increase in provisions on corporate and small and medium enterprises’ non-performing and restructured loans. The above was offset, in part, by write-backs due to recoveries from non-performing unsecured retail loans.

Operating expenses increased by 17.0% from Rs. 37.12 billion in the six months ended September 30, 2011 to Rs. 43.44 billion in the six months ended September 30, 2012 primarily due to an increase in employee expenses and other administrative expenses, offset, in part, by decrease in depreciation on leased assets.

Deposits increased by 14.8% from Rs. 2,450.92 billion at September 30, 2011 to Rs. 2,814.38 billion at September 30, 2012 primarily due to an increase in term deposits. The current and savings account deposits increased from Rs. 1,031.46 billion at September 30, 2011 to Rs. 1,144.18 billion at September 30, 2012.

Net advances increased by 17.6% from Rs. 2,339.52 billion at September 30, 2011 to Rs. 2,750.76 billion at September 30, 2012 primarily due to an increase in the domestic corporate and retail loan book. Net retail advances increased by 14.0% from Rs. 818.73 billion at September 30, 2011 to Rs. 933.30 billion at September 30, 2012. Net advances of overseas branches (including offshore banking unit) increased by 6.3%, in rupee terms, from Rs. 668.07 billion at September 30, 2011 to Rs. 709.99 billion at September 30, 2012 primarily due to depreciation of the rupee from Rs. 48.98 per U.S. Dollar at September 30, 2011 to Rs. 52.86 per U.S. Dollar at September 30, 2012.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
	2011	2012	2012	2012/2011 % change
	(in millions, except percentages)

Interest income	Rs. 157,761.4	Rs. 195,719.8	JPY 328,809.3	24.1%
Interest expense	(108,587.8)	(130,078.1)	(218,531.2)	19.8
Net interest income	Rs. 49,173.6	Rs. 65,641.7	JPY 110,278.1	33.5%

Net interest income increased by 33.5% from Rs. 49.17 billion in the six months ended September 30, 2011 to Rs. 65.64 billion in the six months ended September 30, 2012 driven by an increase in net interest margin by 39 basis points to 3.00% and a 15.6%

increase in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 39 basis points from 2.61% in the six months ended September 30, 2011 to 3.00% in the six months ended September 30, 2012. The net interest margin increased due to the increase in spread and a higher increase in the average interest-earning assets as compared to the increase in the average interest-bearing liabilities. The yield on average interest-earning assets increased by 59 basis points from 8.37% in the six months ended September 30, 2011 to 8.96% in the six months ended September 30, 2012 reflecting primarily an increase in yield on average advances and average interest-earning investments. There was an increase in cost of funds by 27 basis points from 6.23% in the six months ended September 30, 2011 to 6.50% in the six months ended September 30, 2012. Further, the average interest-earning assets increased by Rs. 589.53 billion in the six months ended September 30, 2012 compared to the six months ended September 30, 2011 whereas average interest-bearing liabilities increased by Rs. 507.47 billion in the six months ended September 30, 2012 compared to the six months ended September 30, 2011.

The yield on average interest-earning assets increased by 59 basis points from 8.37% in the six months ended September 30, 2011 to 8.96% in the six months ended September 30, 2012 primarily due to the following factors:

•
The repo rate increased by 175 basis points during fiscal 2012 from 6.75% to 8.50% in response to inflationary pressures. Due to tight liquidity conditions and a rising interest rate environment, scheduled commercial banks increased their lending and deposit rates in fiscal 2012. We increased our base rate by 125 basis points, in three phases, from 8.75% on April 1, 2011 to 10.00% on August 13, 2011. The full impact of these increases is reflected in the yield on advances in the six months ended September 30, 2012 as compared to the six months ended September 30, 2011. Subsequently, we decreased our base rate to 9.75% with effect from April 23, 2012.

•
The yield on average advances increased from 9.30% in the six months ending September 30, 2011 to 9.90% in the six months ended September 30, 2012 primarily due to the increase in yield on domestic and overseas corporate loans which increased as a result of incremental disbursements at higher lending rates. Further the yield on advances was also higher on account of increase in the ICICI Bank’s base rate.

•
The yield on average interest-earning investments increased from 7.18% in the six months ended September 30, 2011 to 7.83% in the six months ended September 30, 2012. The yield on statutory liquidity ratio investments increased from 7.14% in the six months ended September 30, 2011 to 7.77% in the six months ended September 30, 2012 primarily due to investment in longer duration statutory liquidity ratio securities at higher yields and reset of interest rates on floating rate bonds linked to Treasury bills yields at higher levels. The yield on average interest-earning non-statutory liquidity ratio investments increased from 7.23% in the six months ended September 30, 2011 to 7.96% in the six months ended September 30, 2012.

•
We include losses from the securitisation of assets (including credit losses on existing securitised pools) in our interest income. Losses on such securitised pools of assets of Rs. 0.38 billion in the six months ended September 30, 2012 were lower as compared to Rs. 1.01 billion in the six months ended September 30, 2011.

•	The yield on overseas advances increased primarily due to new disbursements at higher interest rates and the repayment and prepayment of low yielding loans.

•
The Reserve Bank of India decreased the cash reserve ratio by 125 basis points in two phases from 6.00% on September 30, 2011 to 4.75% on March 31, 2012, and then by a further 25 basis points to 4.50% on September 22, 2012. As cash reserve ratio balances do not earn any interest income, the reduction had a positive impact on the yield of the interest-earning assets during the six months ended September 30, 2012.

However, the above increase was offset, in part, due to the following factors:

•
Interest on income tax refunds was lower at Rs. 0.10 billion in the six months ended September 30, 2012 as compared to Rs. 0.37 billion in the six months ended September 30, 2011. The receipt, amount and timing of interest on income tax refund depends on the nature and timing of determinations by tax authorities and is neither consistent nor predictable.

•
Further, interest income includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps of Rs. 5.17 billion in the six months ended September 30, 2012 as compared to Rs. 5.96 billion in the six months ended September 30, 2011.

The cost of funds increased by 27 basis points from 6.23% in the six months ended September 30, 2011 to 6.50% in the six months ended September 30, 2012 due to the following factors:

•
The cost of average deposits increased by 48 basis points in the six months ended September 30, 2012 as compared to the six months ended September 30, 2011. This was primarily due to an increase in the cost of average term deposits. The cost of our average term deposits increased by 61 basis points from 7.94% in the six months ended September 30, 2011 to 8.55% in the six months ended September 30, 2012, reflecting the impact of increase in deposit rates seen since the second half of fiscal 2011.

•
The above increase was offset, in part, by an 11 basis point decrease in the cost of borrowings from 6.76% in the six months ended September 30, 2011 to 6.65% in the six months ended September 30, 2012. The decrease was primarily due to an increase in the proportion of average foreign currency borrowings in our overall average borrowings during the six months ended September 30, 2012.

The reduction in cash reserve ratio by 125 basis points in fiscal 2012 and then by a further 25 basis points in September 2012 and a reduction in the repo rate by 50 basis points by the Reserve Bank of India in April 2012 indicate a reversal in policy stance.

While the interest rates in the system are believed to have peaked, the extent and timing of any further decline in interest rates and the consequent impact on the yields and net interest margin will depend on the Reserve Bank of India’s stance towards monetary policy, systemic liquidity, inflation and the fiscal situation.

Interest-Earning Assets

The average volume of interest-earning assets increased by 15.6% from Rs. 3,768.11 billion in the six months ended September 30, 2011 to Rs. 4,357.64 billion in the six months ended September 30, 2012. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 462.10 billion and an increase in average interest-earning investments by Rs. 106.13 billion.

Average advances increased by 20.8% from Rs. 2,217.85 billion in the six months ended September 30, 2011 to Rs. 2,679.95 billion in the six months ended September 30, 2012 primarily due to an increase in domestic loans.

Average interest-earning investments increased by 8.3% from Rs. 1,280.40 billion in the six months ended September 30, 2011 to Rs. 1,386.53 billion in the six months ended September 30, 2012, primarily due to an increase in average interest-earning non-statutory liquidity ratio investments by 15.0% from Rs. 491.60 billion in the six months ended September 30, 2011 to Rs. 565.52 billion in the six months ended September 30, 2012. Average statutory liquidity ratio investments increased by 4.1% from Rs. 788.80 billion in the six months ended September 30, 2011 to Rs. 821.01 billion in the six months ended September 30, 2012. Average interest-earning non-statutory liquidity ratio investments primarily include investments in corporate bonds and debentures, Rural Infrastructure Development Fund and other related investments, commercial paper, certificates of deposits and investments in liquid mutual funds to deploy excess liquidity.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 14.6% from Rs. 3,484.03 billion in the six months ended September 30, 2011 to Rs. 3,991.50 billion in the six months ended September 30, 2012 on account of an increase of Rs. 314.32 billion in average deposits and an increase of Rs. 193.15 billion in average borrowings. The increase in average deposits was due to an increase in average term deposits by Rs. 213.09 billion and an increase in average current and savings account deposits by Rs. 101.22 billion in the six months ended September 30, 2012 compared to the six months ended September 30, 2011. The average current and savings account deposits ratio was 38.3% during the six months ended September 30, 2012 compared to 39.1% during the six months ended September 30, 2011.

The increase in average borrowings from Rs. 1,238.24 billion in the six months ended September 30, 2011 to Rs. 1,431.39 billion in the six months ended September 30, 2012. This was primarily due to an increase in overseas borrowings, inter-bank participation certificates and call and short-term borrowings. In USD terms, borrowings of overseas branches increased by 0.7% from US$ 13.7 billion at September 30, 2011 to US$ 13.8 billion at September 30, 2012. However, due to rupee depreciation, borrowings of overseas branches increased by 9.2%, in rupee terms, from Rs. 669.54 billion at September 30, 2011 to Rs. 731.10 billion at September 30, 2012.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
	2011	2012	2012	2012/2011 % change
	(in millions, except percentages)
Fee income (1)	Rs. 32,783.6	Rs. 33,555.5	JPY 56,373.2	2.4%
Income from treasury-related activities (2)	(1,055.5)	1,512.1	2,540.3	-
Lease and other income	2,096.2	4,161.3	6,991.0	98.5
Total non-interest income	Rs. 33,824.3	Rs. 39,228.9	JPY 65,904.6	16.0%

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.
(2)	Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities and other miscellaneous income. The increase in non-interest income by 16.0% from Rs. 33.83 billion in the six months ended September 30, 2011 to Rs. 39.23 billion in the six months ended September 30, 2012 was primarily on account of income from treasury-related activities and dividend income from subsidiaries.

Fee Income

Fee income primarily includes fees from the corporate sector such as loan processing fees and transaction banking fees and fees from the retail sector such as loan processing fees, credit card fees, service charges on retail deposit accounts and third party referral fees.

Fee income increased by 2.4% from Rs. 32.78 billion in the six months ended September 30, 2011 to Rs. 33.56 billion in the six months ended September 30, 2012 primarily due to an increase in fee income from transaction banking fees, forex and derivative products including remittance fees offset, in part, by decrease in loan processing fees on account of a slowdown in new project and investment plans in the corporate sector.

Profit/(loss) on Treasury-Related Activities (net)

Income from treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference portfolio and units of venture funds and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions consisting of various foreign exchange and derivative products, including options and swaps and from credit derivative instruments including credit default swaps, credit linked notes and collateralised debt obligations.

During six months ended September 30, 2012 there was a gain of Rs. 1.51 billion on treasury-related activities as compared to a loss of Rs. 1.05 billion in the six months ended September 30, 2011. The gain from treasury-related activities of Rs. 1.51 billion in the six months ended September 30, 2012 includes realised gain on government securities and other fixed income positions, reversal of mark-to-market losses on equity and preference portfolio and foreign exchange trading gains, offset, in part, by mark-to-market provision on security receipts. The loss from treasury-related activities of Rs. 1.05 billion in the six months ended September 30, 2011 was primarily due to a loss on our equity portfolio, higher mark-to-market provision on security receipts and provision against receivable related to derivatives.

During the six months ended September 2012, Indian equity markets remained volatile due to uncertainties in the global and domestic economy. Between April 2012 and June 2012, uncertainties around the resolution to the Eurozone debt crisis and weak global economic conditions weighed on the markets. Global conditions improved from June 2012 onwards following a resolution to the crisis in Greece and Spain, and indications of growth revival in the US economy. A further push was received from the liquidity and monetary measures announced by the European Central Bank and the US Federal Reserve in September 2012. The domestic economy which remained subdued initially following a growth slowdown and persistent inflationary pressures, also saw some positive developments in August 2012 and September 2012 following a series of reforms announced by the government including an increase in diesel prices, rationalisation of subsidies on liquefied petroleum gas, easing of foreign direct investment norms in specific sectors and expectations of clarity on General Anti-Avoidance Rules (GAAR) which helped revive market sentiments. Net investment inflows from foreign institutional investors accordingly improved in the second quarter of fiscal 2013. From a net outflow of USD 0.2 billion during the three months ended June 2012, inflows improved to USD 7.1 billion during the three months ended September 2012, with over 57.4% of the inflows coming in September 2012 alone. The benchmark equity index BSE Sensex increased by 7.8% to 18,762 at September 30, 2012.

We have credit derivative instruments including both funded and non-funded instruments. There was no outstanding investment in funded credit derivatives instruments at September 30, 2012 compared to Rs. 8.56 billion at September 30, 2011. Further, outstanding notional principal in non-funded instruments at September 30, 2012 was Rs. 6.39 billion as compared to Rs. 11.66 billion at September 30, 2011. The profit and loss impact on account of mark-to-market/realised profit and loss during the six months ended September 30, 2012 was a net gain of Rs. 0.07 billion as compared to a net gain of Rs. 0.30 billion in the six months ended September 30, 2011.

At September 30, 2012, we had an outstanding net investment of Rs. 14.26 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets. In accordance with the Reserve Bank of India guidelines on “Prudential norms for classification, valuation and operation of investment portfolio by banks”, all instruments received by banks, whether as consideration for transferred non-performing assets or otherwise, are securities. The Reserve Bank of India regulations on the valuation and classification of securities apply to these securities receipts as well. At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, as prescribed by the Reserve Bank of India from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, we consider the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. During the six months ended September 30, 2012, the impact on these security receipts was a loss of Rs. 0.82 billion as compared to a loss of Rs. 1.67 billion in the six months ended September 30, 2011.

Lease and Other Income

Lease and other income primarily includes dividends from subsidiaries, lease rentals and profit on sale of fixed assets.

Lease and other income increased from Rs. 2.10 billion in the six months ended September 30, 2011 to Rs. 4.16 billion in the six months ended September 30, 2012, primarily due to increase in dividend income from subsidiaries which increased from Rs. 1.95 billion during the six months ended September 30, 2011 to Rs. 4.03 billion during the six months ended September 30, 2012.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expenses for the periods presented.

	Six months ended September 30,
	2011	2012	2012	2012/2011 % change
	(in millions, except percentages)
Employee expenses	Rs. 15,755.5	Rs. 19,529.1	JPY 32,808.9	24.0%
Depreciation on own property	2,317.8	2,201.0	3,697.7	(5.0)
Auditors’ fees and expenses	12.6	14.6	24.5	15.9
Depreciation (including lease equalization) on leased assets	237.1	181.4	304.8	(23.5)
Direct marketing agency expenses	698.4	1,362.5	2,289.0	95.1
Other administrative expenditure	18,098.8	20,155.7	33,861.6	11.4
Total non-interest expense	Rs. 37,120.2	Rs. 43,444.3	JPY 72,986.4	17.0%

Non-interest expenses primarily include payments to and provisions for employees, direct marketing agency expenses and other administrative expenses. Non-interest expenses increased by 17.0% from Rs. 37.12 billion in the six months ended September 30, 2011 to Rs. 43.44 billion in the six months ended September 30, 2012 primarily due to an increase in employee expenses and other administrative expenses, offset, in part, by a decrease in depreciation on leased assets.

Payments to and Provisions for Employees

Employee expenses increased by 24.0% from Rs. 15.76 billion in the six months ended September 30, 2011 to Rs. 19.53 billion in the six months ended September 30, 2012 primarily on account of provisions for bonus and performance linked retention incentives, an increase in staff strength from 59,033 employees at September 30, 2011 to 61,414 employees at September 30, 2012 and annual increase in salaries. The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on owned property decreased by 5.0% from Rs. 2.32 billion in the six months ended September 30, 2011 to Rs. 2.20 billion in the six months ended September 30, 2012. Depreciation on leased assets decreased from Rs. 0.24 billion in the six months ended September 30, 2011 to Rs. 0.18 billion in the six months ended September 30, 2012 due to a reduction in leased assets.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, ATM management services and other expenditure. Other administrative expenses increased by 11.4% from Rs. 18.10 billion in the six months ended September 30, 2011 to Rs. 20.16 billion in the six months ended September 30, 2012. There was an increase in repairs and maintenance expenses, rent, taxes and lighting, postage and communication expenses due to an increase in our branch and ATM network and an increase in our customer base.

Direct Marketing Agency Expenses

We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expenses. In line with the Reserve Bank of India guidelines, these commissions are expensed up front and are not amortized over the life of the loan. Direct marketing agency expenses increased by 95.1% from Rs. 0.70 billion in the six months ended September 30, 2011 to Rs. 1.36 billion in the six months ended September 30, 2012 due to higher credit card issuance and retail disbursements.

Provisions and Contingencies (Excluding Provisions for Tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
	2011	2012	2012	2012/2011% change
	(in millions, except percentages)

Provision for investments (including credit substitutes) (net)	Rs. 879.0	Rs. 599.7	JPY 1,007.5	(31.8)%
Provision for non-performing assets and other assets	5,559.9	8,346.1	14,021.4	50.1
Provision for standard assets	-	630.3	1,058.9	-
Others	1,287.6	161.8	271.8	(87.4)
Total provisions and contingencies (excluding provisions for tax)	Rs. 7,726.5	Rs. 9,737.9	JPY16,359.7	26.0%

Provisions are made by us on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant Reserve Bank of India guidelines. Provisions on retail non-performing loans are made at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by Reserve Bank of India. The specific provisions on retail loans held by us are higher than the minimum regulatory requirement. In addition to the specific provision on non-performing assets, we maintain a general provision on performing loans and advances at rates prescribed by Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and Reserve Bank of India requirement.

Provisions and contingencies (excluding provisions for tax) increased by 26.0% from Rs. 7.73 billion in the six months ended September 30, 2011 to Rs. 9.74 billion in the six months ended September 30, 2012 primarily due to an increase in provisions on corporate and small and medium enterprises non-performing and restructured loans. The above was offset, in part, by write-backs due to recoveries from non-performing unsecured retail loans.

Provision on standard assets of Rs. 0.63 billion was made during the six months ended September 30, 2012 in accordance with the Reserve Bank of India guidelines. The cumulative general provision held at September 30, 2012 was Rs. 15.43 billion compared to Rs. 14.80 billion held at September 30, 2011.

Provision for investments decreased from Rs. 0.88 billion in the six months ended September 30, 2011 to Rs. 0.60 billion in the six months ended September 30, 2012.

Our provision coverage ratio computed as per the Reserve Bank of India guidelines was 78.7% at September 30, 2012.

Provisions for Restructured Loans and Non-Performing Assets

We classify loans in accordance with the Reserve Bank of India guidelines into performing and non-performing loans. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest on the loan, but it must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of sub-standard and doubtful loans.

The following table sets forth, at the dates indicated, certain information regarding standard restructured loans.

	At
	September 30, 2011	March 31, 2012	September 30, 2012	September 30, 2012	% change during the six months ended September 30, 2012
	(in millions, except percentages)
Gross restructured loans	Rs. 26,293.7	Rs. 47,089.8	Rs. 45,908.8	JPY 77,126.8	(2.5)%
Provisions for restructured loans	(1,286.4)	(4,528.8)	(4,333.0)	(7,279.4)	(4.3)
Net restructured loans	25,007.3	42,561.0	41,575.8	69,847.3	(2.3)
Average balance of net restructured loans (1)	21,452.8	27,523.0	41,951.8	70,479.0	52.4
Gross customer assets	2,867,672.2	3,144,199.0	3,322,132.1	5,581,181.9	5.7
Net customer assets	Rs. 2,784,278.3	Rs. 3,059,839.2	Rs. 3,235,118.0	JPY 5,434,998.2	5.7%
Gross restructured loans as a percentage of gross customer assets	0.92%	1.50%	1.38%	-	-
Net restructured loans as a percentage of net customer assets	0.90%	1.39%	1.29%	-	-

(1)
The average balances are the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and the year ended March 2012 and the average balance are the average of the quarterly balance outstanding at the end of March of the previous year and June and September for the six months ended on September 30, 2011 and September 30, 2012.

During the six months ended September 30, 2012 we restructured loans aggregating to Rs. 7.18 billion. After restructuring, based on the satisfactory performance of the borrower over a specified period of time, the restructured account is upgraded to the standard portfolio. After accounting for upgrades and deletions, gross restructured loans decreased by 2.5% from Rs. 47.09 billion at March 31, 2012 to Rs. 45.91 billion at September 30, 2012. As a percentage of net customer assets, net restructured loans were 1.29% at September 30, 2012 as compared to 1.39% at March 31, 2012 and 0.90% at September 30, 2011.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2011	March 31, 2012	September 30, 2012	September 30, 2012	% change during the six months ended September 30, 2012
	(in millions, except percentages)
Gross non-performing assets	Rs. 101,070.4	Rs. 95,627.6	Rs. 100,508.8	JPY 168,854.8	5.1%
(Less): Provisions for non-performing assets	(78,706.2)	(76,684.9)	(79,125.6)	(132,931.0)	3.2
Net non-performing assets	22,364.2	18,942.6	21,383.2	35,923.8	12.9
Gross customer assets	2,867,672.2	3,144,199.0	3,322,132.1	5,581,181.9	5.7
Net customer assets	Rs.2,784,278.3	Rs. 3,059,839.2	Rs.3,235,118.0	JPY5,434,998.2	5.7%
Gross non-performing assets as a percentage of gross customer assets	3.52%	3.04%	3.03%	-	-
Net non-performing assets as a percentage of net customer assets	0.80%	0.62%	0.66%	-	-

Gross non-performing assets increased by 5.1% from Rs. 95.63 billion at March 31, 2012 to Rs. 100.51 billion at September 30, 2012. Our net non-performing assets increased from Rs. 18.94 billion at March 31, 2012 to Rs. 21.38 billion at September 30, 2012. The net non-performing assets ratio increased from 0.62% at March 31, 2012 to 0.66% at September 30, 2012.

The net non-performing loans in the retail portfolio declined from 0.80% of net retail loans at March 31, 2012 to 0.64% of net retail loans at September 30, 2012.

During fiscal 2012, we sold two non-performing assets (other than fully written off cases) to asset reconstruction companies, with an aggregate gain over net book value amounting to Rs. 49.7 million. During the six months ended September 30, 2012, we sold one non-performing asset (other than fully written off cases) to an asset reconstruction company, with an aggregate gain over net book value amounting to Rs. 0.3 million.

Tax Expense

The income tax expense (including wealth tax) increased by 42.7% from Rs. 9.80 billion in the six months ended September 30, 2011 to Rs. 13.98 billion in the six months ended September 30, 2012 due to an increase in profit before tax and a higher effective tax rate of 27.0% in the six months ended September 30, 2012 as compared to the effective tax rate of 25.7% in the six months ended September 30, 2011.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2011	March 31, 2012	September 30, 2012	September 30, 2012	2012/2011 % change
	(in millions, except percentages)

Cash and Cash Equivalents	Rs. 361,789.9	Rs. 362,293.2	Rs. 424,221.1	JPY 712,691.4	17.3%
Investments (1) (2)	1,476,848.8	1,595,600.4	1,579,139.6	2,652,954.5	6.9
Advances	2,339,522.2	2,537,276.6	2,750,756.3	4,621,270.6	17.6
Fixed assets (including leased assets)	46,965.2	46,146.8	46,214.9	77,641.0	(1.6)
Other assets	182,126.0	195,153.9	170,219.3	285,968.4	(6.5)
Total assets	Rs. 4,407,252.1	Rs. 4,736,470.9	Rs. 4,970,551.2	JPY 8,350,526.0	12.8%

(1)
Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 23.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)
Includes investments made in Rural Infrastructure Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per Reserve Bank of India guidelines.

Our total assets increased by 12.8% from Rs. 4,407.25 billion at September 30, 2011 to Rs. 4,970.55 billion at September 30, 2012, primarily due to an increase in advances and investments. The net advances increased by 17.6% from Rs. 2,339.52 billion at September 30, 2011 to Rs. 2,750.76 billion at September 30, 2012. Investments increased by 6.9% from Rs. 1,476.85 billion at September 30, 2011 to Rs. 1,579.14 billion at September 30, 2012.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 361.79 billion at September 30, 2011 to Rs. 424.22 billion at September 30, 2012 primarily due to an increase in term money lending by our overseas branches. The balances with the Reserve Bank of India decreased from Rs. 191.70 billion at September 30, 2011 to Rs. 172.75 billion at September 30, 2012 primarily due to a reduction in the cash reserve ratio requirement by 150 basis points from 6.00% at September 30, 2011 to 4.50% at September 30, 2012.

Investments

Total investments increased by 6.9% from Rs. 1,476.85 billion at September 30, 2011 to Rs. 1,579.14 billion at September 30, 2012, primarily due to an increase in investment in government securities, Rural Infrastructure Development Fund and other related investments, commercial paper and certificates of deposit and corporate bonds and debentures. The transactions with the Reserve Bank of India under the Liquidity Adjustment Facility are accounted for as borrowing and lending transactions from February 29, 2012, which were previously accounted for as purchase and sale transactions. As a result of which, investments were higher by Rs. 70.00 billion at September 30, 2012 as compared to September 30, 2011. Further, there was a decrease in the investment in mutual funds, gross funded credit derivatives and pass through certificates at September 30, 2012 as compared to September 30, 2011. At September 30, 2012, we had an outstanding net investment of Rs. 14.26 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing loans as compared to Rs. 26.70 billion at September 30, 2011.

Advances

Net advances increased by 17.6% from Rs. 2,339.52 billion at September 30, 2011 to Rs. 2,750.76 billion at September 30, 2012 primarily due to an increase in domestic corporate and retail loan book. Net retail advances increased by 14.0% from Rs. 818.73 billion at September 30, 2011 to Rs. 933.30 billion at September 30, 2012. Net advances of overseas branches (including offshore banking unit) decreased by 1.5% from US$ 13.6 billion at September 30, 2011 to US$ 13.4 billion at September 30, 2012. However, due to rupee depreciation from Rs. 48.98 at September 30, 2011 to Rs. 52.86 at September 30, 2012, in rupee terms net advances of overseas branches (including offshore banking unit), increased by 6.3% from Rs. 668.07 billion at September 30, 2011 to Rs. 709.99 billion at September 30, 2012.

Fixed and Other Assets

Fixed assets (net block) decreased by 1.6% from Rs. 46.96 billion at September 30, 2011 to Rs. 46.21 billion at September 30, 2012. Other assets decreased by 6.5% from Rs. 182.13 billion at September 30, 2011 to Rs. 170.22 billion at September 30, 2012.

Liabilities and Net worth

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At
Liabilities	September 30, 2011	March 31, 2012	September 30, 2012	September 30, 2012	2012/2011 % change
	(in millions, except percentages)
Deposits	Rs. 2,450,917.2	Rs. 2,554,999.6	Rs. 2,814,382.0	JPY 4,728,161.8	14.8%
Borrowings (1)	1,213,236.6	1,401,649.0	1,353,901.3	2,274,554.2	11.6
Other liabilities	157,075.9	175,769.8	157,646.5	264,846.1	0.4
Total liabilities	3,821,229.7	4,132,418.4	4,325,929.8	7,267,562.1	13.2
Equity share capital	11,524.7	11,527.7	11,530.8	19,371.7	0.1
Reserves and surplus	574,497.7	592,524.8	633,090.6	1,063,592.2	10.2
Total liabilities (including capital and reserves)	Rs. 4,407,252.1	Rs. 4,736,470.9	Rs. 4,970,551.2	JPY 8,350,526.0	12.8%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Our total liabilities (including capital and reserves) increased by 12.8% from Rs. 4,407.25 billion at September 30, 2011 to Rs. 4,970.55 billion at September 30, 2012, primarily due to an increase in borrowings and deposits.

Deposits

Deposits increased by 14.8% from Rs. 2,450.92 billion at September 30, 2011 to Rs. 2,814.38 billion at September 30, 2012 primarily due to increase in term deposits. Term deposits increased from Rs. 1,419.46 billion at September 30, 2011 to Rs. 1,670.20 billion at September 30, 2012. The current and savings account deposits increased from Rs. 1,031.46 billion at September 30, 2011 to Rs. 1,144.18 billion at September 30, 2012. Total deposits at September 30, 2012 formed 67.6% of our funding (i.e. deposits and borrowings, other than preference share capital)

Borrowings

Borrowings increased by 11.6% from Rs. 1,213.24 billion at September 30, 2011 to Rs. 1,353.90 billion at September 30, 2012 primarily due to an increase in transactions with the Reserve Bank of India under the Liquidity Adjustment Facility, overseas borrowings, refinance borrowings and short-term borrowings, offset, in part, by repayment of domestic term money borrowings. The transactions with the Reserve Bank of India under the Liquidity Adjustment Facility, previously accounted for as purchase and sale transactions, are accounted for as borrowing and lending transactions from February 29, 2012. At September 30, 2012, Rs. 70.00 billion was recorded as borrowings under the Liquidity Adjustment Facility. The increase in overseas borrowings was primarily on account of rupee depreciation.

Equity Share Capital and Reserves

Equity share capital and reserves increased from Rs. 586.01 billion at September 30, 2011 to Rs. 644.62 billion at September 30, 2012 primarily due to accretion to reserves out of profit.

Statement of Cash Flow

Cash and cash equivalents increased by 17.1% from Rs. 362.29 billion at March 31, 2012 to Rs. 424.22 billion at September 30, 2012 primarily due to net cash inflow from operating activities and financing activities, offset, in part by net cash outflow from investing activities. Cash and cash equivalents increased by 6.1% from Rs. 340.90 billion at March 31, 2011 to Rs. 361.79 billion at September 30, 2011.

During the six months ended September 30, 2012, the net cash inflow from operating activities of Rs. 105.21 billion was primarily on account of increase in deposits and reduction in investments, offset, in part, by increase in advances, decrease in borrowings and payment of advance tax. During the six months ended September 30, 2011, the net cash inflow from operating activities of Rs. 41.98 billion was primarily on account of an increase in deposits offset, in part, by an increase in advances and payment of advance tax.

The net cash outflow from investing activities of Rs. 57.57 billion during the six months ended September 30, 2012 and Rs. 80.52 billion during the six months ended September 30, 2011 was primarily on account of purchase of held to maturity securities. The net cash inflow from financing activities of Rs. 11.59 billion during the six months ended September 30, 2012 and Rs. 53.14 billion during the six months ended September 30, 2011 was primarily on account of an increase in borrowings in the form of bond borrowings, offset, in part, by an increase in dividend payment.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2012)
Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each	1,153,027,642 (1) Shares	121,972,358 shares
15,000,000 shares of Rs. 100/- each (2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 111,603 shares forfeited.

(2)
Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Bank’s Articles of Association and subject to the legislative provisions in force at that time.

(ii)	Issued Shares

(At September 30, 2012)
Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 10 each	Ordinary shares	1,153,027,642 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 10 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable.	Preference shares of face value of Rs. 10,000,000 each
Total	-	1,153,027,992 (1) shares	-	-

(1)	Excludes 111,603 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At November 30, 2012)
Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2012		1,152,714,442		11,527,144,420 (JPY 19,365,602,626)	-
During fiscal year 2013 (Up to November 30, 2012)	387,530	1,153,101,972	3,875,300 (JPY 6,510,504)	11,531,019,720 (JPY 19,372,113,130)	Allotment of shares issued on exercise of options, under the Employee Stock Option Scheme 2000

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares
(At November 30, 2012)
Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	Deutsche Bank Trust Co Americas 60 Wall Street-27Th Floor New York, NY 10005, USA	335.18	29.07%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	88.37	7.66%
Government of Singapore	C/O Deutsche Bank AG Securities And Custody Services, DB House, Hazarimal Somani Marg, PO Box no.1142, Fort, Mumbai - 400001	22.50	1.95%
Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund(Mauritius) Limited	HSBC Securities Services, 2nd Floor, Shiv, Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	18.08	1.57%
Carmignac Gestion A/c Carmignac Patrimoine	HSBC Securities Services, 2nd Floor, Shiv, Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	17.79	1.54%
Europacific Growth Fund	American Funds Service Company P.O. Box 6007 Indianapolis, IN 46206-6007, USA	14.31	1.24%
SBI Life Insurance Co. Ltd.	SBI Life Insurance Co. Ltd, "Natraj", M.V. Road & Western Express Highway Junction, Andheri (East), Mumbai - 400069	14.14	1.23%
Bajaj Allianz Life Insurance Company Ltd.	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Fort, Post Box - 1142, Mumbai - 400001	12.88	1.12%
Bajaj Holdings and Investments Limited	Bajaj Auto Ltd Complex, Mumbai-Pune Road, Akurdi, Pune 411035	11.68	1.01%
Total	-	534.93	46.39%

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2012

National Stock Exchange of India Limited (NSE)

(in Rs.)
Month	April 2012	May 2012	June 2012	July 2012	August 2012	September 2012
High (yen)	908.20 (1,525.78)	882.05 (1,481.84)	899.50 (1,511.16)	964.50 (1,620.36)	975.20 (1,638.34)	1,070.95 (1,799.20)
Low (yen)	838.40 (1,408.51)	783.25 (1,315.86)	781.70 (1,313.26)	894.40 (1,502.59)	902.15 (1,515.61)	879.65 (1,477.81)

Bombay Stock Exchange Limited (BSE)

(in Rs.)
Month	April 2012	May 2012	June 2012	July 2012	August 2012	September 2012
High (yen)	907.55 (1,524.68)	881.70 (1,481.26)	899.60 (1,511.33)	964.30 (1,620.02)	974.00 (1,636.32)	1,070.90 (1,799.11)
Low (yen)	838.65 (1,408.93)	784.30 (1,317.62)	781.70 (1,313.26)	893.95 (1,501.84)	909.30 (1,527.62)	879.55 (1,477.64)

New York Stock Exchange (NYSE)
(ADS)
(in US$)
Month	April 2012	May 2012	June 2012	July 2012	August 2012	September 2012
High (yen)	35.80 (2,947.41)	34.07 (2,804.98)	32.41 (2,668.32)	35.25 (2,902.13)	35.49 (2,921.89)	40.15 (3,305.55)
Low (yen)	32.26 (2,655.97)	28.15 (2,317.59)	27.99 (2,304.42)	32.40 (2,667.49)	32.53 (2,678.19)	32.34 (2,662.55)

3.          Statement of Directors and Officers

There has been no material change since the last ASR filed on September 28, 2012 for fiscal 2012.

VI.	FINANCIAL CONDITION

The original English financial statements of ICICI Bank Limited (the "Bank") for the six-month period ended September 30, 2012 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on, October 26, 2012, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements. The complete set of interim financial statements for the six-month period ended September 30, 2012 and September 30, 2011 were audited by S.R. Batliboi & Co., Chartered Accountants. Since the complete set of the audited financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1= ¥1.68 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 3, 2012.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.          Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2011		Six months ended September 30, 2012
	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	4,917	82,606	6,564	110,275
Non-interest income	3,383	56,834	3,923	65,906
-Fee income	3,278	55,070	3,356	56,381
-Lease and other Income	210	3,528	416	6,989
-Treasury income	(105)	(1,764)	151	2,537
Less:
Operating expense1	3,712	62,362	4,344	72,979
Operating profit	4,588	77,078	6,143	103,202
Less: Provisions	773	12,986	974	16,363
Profit before tax	3,815	64,092	5,169	86,839
Less: Tax	980	16,464	1,398	23,486
Profit after tax	2,835	47,628	3,771	63,353

1.	Includes commissions paid to direct marketing agents (DMAs) for origination of retail loans and lease depreciation.
2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet
	September 30, 2012		March 31, 2012
	Rs. crore	JPY mm	Rs. crore	JPY mm
Capital and Liabilities
Capital	1,153	19,370	1,153	19,370
Employee stock option outstanding	3	50	2	34
Reserve and surplus	63,306	1,063,541	59,250	995,400
Deposits	281,438	4,728,158	255,500	4,292,400
Borrowings(includes subordinated debt) 1	135,390	2,274,552	140,165	2,354,772
Other liabilities	15,765	264,852	17,577	295,294
Total capital and liabilities	497,055	8,350,524	473,647	7,957,270

Assets
Cash and balances with Reserve Bank of India	21,175	355,740	20,461	343,745
Balance with banks and money at call and short notice	21,247	356,950	15,768	264,902
Investments	157,914	2,652,955	159,560	2,680,608
Advances	275,086	4,621,445	253,728	4,262,630
Fixed assets	4,621	77,633	4,615	77,532
Other assets	17,022	285,970	19,515	327,852
Total Assets	497,055	8,350,524	473,647	7,957,270

1.	Borrowings include preference share capital of Rs. 350 crore.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2012		September 30, 2011		March 31, 2012
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
	(Unaudited)		(Unaudited)		(Audited)
Total income	35,249.14	592,185.55	30,860.40	518,454.72	66,658.28	1,119,859.10
Net profit	4,466.95	75,044.76	3,658.45	61,461.96	7,642.94	128,401.39
Earnings per share (EPS)
a) Basic EPS (not annualised for six months) (in Rs.) (in JPY)	38.75	65.10	31.75	53.34	66.33	111.43
b) Diluted EPS (not annualised for six months) (in Rs.) (in JPY)	38.58	64.81	31.57	53.04	66.06	110.98

1.
In accordance with Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covered reinsurance of third party risks of commercial vehicles. Insurance Regulatory and Development Authority through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per loss ratios estimated by GAD UK (“GAD Estimates”) for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012. ICICI Lombard General Insurance Company recognised the additional liabilities of the Pool in the three months ended March 31, 2012 and accordingly the Bank’s consolidated net profit after tax for the year ended March 31, 2012 includes impact of additional Pool losses of Rs. 503.03 crore in line with Bank’s shareholding in ICICI Lombard General Insurance Company.

2.	Other Information

(1)            Legal and Regulatory Proceedings

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created in cases where an unfavorable outcome is deemed probable and in which a reliable estimate of the claim can be made. In view of the inherent unpredictability of litigation, the actual cost of resolving litigations may be substantially different from the provision held, particularly in cases where claim amount sought is substantial.

ICICI Bank held a total provision of Rs. 0.40 billion at September 30, 2012 for 551 cases with claims totaling approximately Rs. 1.05 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the total provision made, Rs. 0.35 billion related to 546 cases with claims of Rs. 0.93 billion and Rs. 0.05 billion related to five cases with claims totaling of Rs. 0.11 billion which is the claims of sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2012, such claims amounted to a total of Rs. 2.00 billion relating to 84 cases. Due to the nature of the cases, it is not possible to estimate the possible loss or range of possible losses for these cases.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor did it include the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 239 such cases at September 30, 2012.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and that their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2012, there were 59 ongoing litigations (including those where the likelihood of our incurring liability is assessed as "probable", "possible" and "remote"), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 49.4 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.00 billion or higher:

•
Sanghi Spinners India Limited (“Sanghi Spinners”) has filed Civil Suit No. 557 of 2012 before the Bombay High Court in respect of various credit facilities sanctioned by foreign currency loans during 1994, 1997, 1998 and 2002 to Sanghi Spinners to finance the cost of a project for the manufacture of cotton and blended yarn. Sanghi Spinners alleged that there was enormous delay in releasing the sanctioned credit facilities when the project was at an advanced stage of implementation and that need based sanction of credit facilities was not disbursed. As a result, Sanghi Spinners incurred heavy costs in completing the project. The loans were secured by way of movables and immovable properties of Sanghi Spinners. ICICI Bank assigned its debts to Asset Reconstruction Company (India) Limited. Sanghi Spinners also contends that the assignment of the debt to the Asset Reconstruction Company (India) Limited was done without Sanghi Spinners’ consent and that the account was classified as a non-performing asset in violation of the Reserve Bank of India guidelines. After ICICI Bank assigned the debt to Asset Reconstruction Company (India) Limited, Asset Reconstruction Company (India) Limited revoked the restructuring package which was sanctioned to Sanghi Spinners in 2005 and initiated a recovery process under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 for the recovery of Rs. 6.11 billion and initiated recovery proceedings for the recovery of Rs. 7.53 billion before a debt recovery tribunal, Mumbai. Sanghi Spinners has preferred this suit inter alia, for decree of Rs. 26.67 billion against the defendants jointly and severely (including as against ICICI Bank) along with interest. ICICI Bank has to file written statement to the suit but in the meanwhile a notice of motion has already been filed in the matter on September 28, 2012 inter alia, for disposal of the suit on grounds of limitation.

•
On October 19, 2011 the revenue intelligence wing of Government of Rajasthan sought information on the district-wide list of immoveable properties transferred from erstwhile Bank of Rajasthan to ICICI Bank pursuant to the amalgamation and the same was provided. The Additional Collector, Jaipur by Notice dated November 9, 2011 demanded payment of stamp duty and registration fees of Rs. 12.41 billion with regard to the amalgamation without providing any details of how the demand had been computed. The Notice was duly responded to, denying the liability, on the basis that the amalgamation was approved by a Reserve Bank of India order under the Banking Regulation Act, 1949 and there was no provision in the Rajasthan Stamp Act for payment of stamp duty in the Reserve Bank of India Order or any requirement for registration. On March 14, 2012 the Additional Collector Jaipur issued a prosecution notice. The Bank has on record an opinion from legal counsel confirming that an order from the Reserve Bank of India under the Banking Regulation Act is not required to be stamped either under the Gujarat Stamp Act (The Bank’s registered office is in Vadodara) or under the Rajasthan Stamp Act. A Writ Petition has been filed in the High Court of Jaipur to challenge the Demand Notice and the Notice for prosecution. The advocate on behalf of the government has also given oral undertaking not to take any further action till next date of hearing. The writ petition is fixed for hearing on March 19, 2013. The government has filed their reply, to which ICICI Bank filed rejoinder on July 24, 2012. The matter before the court of Additional Collector has been adjourned to January 8, 2013 for filing reply by the Government. The value of immoveable properties in Rajasthan transferred from erstwhile Bank of Rajasthan to the Bank as on March 21, 2008 was Rs. 2.44 billion. If ICICI Bank is required to pay stamp duty for conveyance of the immoveable properties in Rajasthan, it would have to pay a stamp duty and registration fee of approximately Rs. 0.14 billion.

•
On October 4, 2011, the New York Branch of ICICI Bank was served with a restraining notice and information subpoena by a New York District Court seeking information about Indiabulls Financial Services Limited with instructions to freeze and surrender their assets pursuant to a dispute between Amaprop Limited and Indiabulls Financial Services Limited. While ICICI Bank fully responded to the information subpoena, it indicated that it would not be able to freeze and surrender any assets of a client located in India in the absence of a court order from an Indian Court, as such actions would conflict with the requirements of applicable Indian laws. Thereafter, ICICI Bank was served a notice to show cause requesting that ICICI Bank pay Amaprop the amount of funds transferred by Indiabulls Financial Services Limited and damages up to US$ 49 million. In its response submitted in January 2012, ICICI Bank, interalia, submitted that its actions were in compliance with applicable laws of India and New York at all times. The matter was heard by the United States District Court, Southern District of New York and an order dated February 16, 2012 held the show cause notice to be valid and enforceable in respect of all funds and assets of Indiabulls Financial Services Limited held in India or elsewhere. The court order further directed ICICI Bank to freeze all accounts and deposits of Indiabulls Financial Services Limited held by ICICI Bank and remit these funds to Amaprop Limited. Accordingly, ICICI Bank remitted an amount of Rs. 2.0 million, equivalent to US$ 41,529 to Amaprop Limited. ICICI Bank has filed an appeal.

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 0.17 billion due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 0.06 billion in November 2002. The sale proceeds are in the process of being distributed to various parties including us.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which has increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, ICICI Bank and our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, cooperate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to cooperate with any such regulatory investigation or proceeding.

Taxation:

As at September 30, 2012, our contingent tax liability was assessed at an aggregate of Rs. 28.06 billion, mainly pertaining to income tax and sales tax/value added tax demands by the government of India's tax authorities for past years. We have appealed each of these tax demands. The consequence of inquiries initiated by the tax authorities cannot be quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at September 2012. Disputed tax issues that were classified as remote are not disclosed as contingent liabilities by us. Of the overall contingent tax liability of Rs. 28.06 billion:

•
Rs. 2.05 billion relates to sales tax/value added tax assessments where we are relying on favorable decisions in our own and other precedent cases and opinions from counsel. The disputed issues mainly pertain to taxes on interstate/import leases by various state government authorities with respect to lease transactions entered into by the Bank, value added tax imposed on the sale of repossessed assets and bullion-related procedural issues such as the submission of statutory forms.

•	Rs. 26.01 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

•
Rs. 9.20 billion relates to whether interest expenses can be attributed to earning tax-exempt dividend income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and our interest free funds are sufficient to cover investments in the underlying shares. The Bank relies on the favorable opinion from counsel and favorable appellate decisions in similar cases.

•
Rs. 5.02 billion relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank relies on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

•
Rs. 3.73 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, who believe the lease transactions should be treated as loan transactions. There was a recent unfavorable court judgment in a similar case, which could have an impact on the Bank’s case. The Bank has obtained a favorable opinion from counsel that based on the merits of the Bank’s case; the Bank has a high probability of obtaining a favorable judgment from higher appellate authorities.

•
Rs. 2.69 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI had maintained two special reserve accounts, including the Special Reserve created up to assessment year 1997-98. Withdrawals from this account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received a favorable order in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed the favorable order.

Based on judicial precedents of our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability of Rs. 28.06 billion did not include Rs. 22.20 billion pertaining to the deduction of bad debts and levy of penalties which were pending before appellate authorities, as these liabilities were considered remote, since they are covered by Supreme Court (the highest court in India) decisions in other cases and therefore not required to be disclosed as contingent liability.

(2)	Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2012 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. In the United States of America, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have obligation to absorb the expected losses or right to receive the expected residual returns of the entity.

Under Japanese accounting principles, the concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share options granted to employee as compensation are measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share option is exercised or expires.

(5)	Loan origination fees

Under US GAAP, loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

In the United States of America, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to US GAAP for fair value measurement exist.

(8)	Other than temporary impairment

Under US GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Defined Benefits

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under US GAAP, pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO are recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required; however, the corridor approach is not allowed to adopt. Unrecognized prior service cost and unrecognized actuarial gains and losses are amortized periodically based on a certain method and charged to income. Also the difference between the PBO and the market value of plan assets is not recorded in the balance sheet, and instead it is disclosed in the notes to the financial statements together with unrecognized gains and losses.

(10) Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)	Principles of consolidation

Entities in which the Bank holds, directly or indirectly, more than 50% of the voting rights or where it exercises control, are fully consolidated. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method.

Under Japanese accounting principles, there is no concept of a proportionate consolidation method.

(2)	Stock issue costs

The expenses of the stock issue are charged to the share premium account.

Under Japanese accounting principles, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are recorded only if the Bank surrenders the rights to benefits specified in the securitized loan contract. Net income arising from sale of loan assets through direct assignment without recourse obligation is recognized at the time of sale. With effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately and the profit/gain arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

In accordance with the Reserve Bank of India guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by Reserve Bank of India guidelines.

Under Japanese accounting principles, the transfer of loans are recognized as sales and the resulting gains/losses are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank uses the intrinsic value based method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

In respect of gratuity benefit and other defined benefit schemes, provisions are made in the profit and loss account based on actuarial valuation.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortised cost. For available for sale and held for trading securities net unrealized gains on investments by category are ignored and losses are charged to the profit and loss account, except for the Bank’s consolidated venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Any excess provision held for depreciation on available for sale and held for trading securities in excess of required amount is credited to profit and loss account and thereafter transferred to Investment Reserve Account (net of applicable taxes and statutory reserve requirements). Further, the provisions required to be created on account of depreciation in the available for sale and held for trading categories should be debited to the profit and loss account and an equivalent amount (net of tax benefit, if any, and net of consequent reduction in the transfer to Statutory Reserve), may be transferred from the Investment Reserve Account to the profit and loss account.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Hold to maturity securities are recorded on amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Profit on sale of held-to-maturities securities

Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

Under Japanese accounting principles, such profit is recognized in the profit and loss account upon sale. There is no specific standard concerning transfer of such profit to reserve.

(9)	Provisions for loan losses

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. For advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are non performing assets as per the extant Reserve Bank of India guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Subject to the minimum provisioning levels prescribed by Reserve Bank of India, provision on homogeneous retail loans/receivables is assessed at a borrower level, on the basis of days past due. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by Reserve Bank of India, which require a provision equal to the diminution in the fair value of the loan computed on a present value basis to be made at the time of restructuring.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(10)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(11)	Impairment of fixed assets

Under Indian GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, when there is indication of impairment and the gross amount of undiscounted future cash flows (based on reasonable period within 20 years) is expected to be less than the carrying amount of the asset, the difference between the recoverable amount (the greater of the net selling price i.e. fair value less cost to sell, or the value in use i.e. continuing use of the asset and present value of the expected future cash flow derived from disposal of asset) and the carrying amount is recorded as impairment.

(12)	Deferred tax

The Bank does not recognize deferred taxes on undistributed earnings of subsidiaries and affiliates.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(13)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which it relates.

Under Japanese accounting principles, dividends are recognized upon approval in the annual general meeting.

(14)	Business Combination

Under Indian GAAP, for acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired is adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(15)	Valuation and Recognition of debt and equity securities

The Bank follows the trade date method of accounting for the purchase and sale of investments, except for government securities where the settlement date method of accounting is followed in accordance with Reserve Bank of India guidelines.

Under Japanese accounting principles, securities are initially recognized on the trade date basis or adjusted transferred date basis, depending on the holding purpose category. Under the adjusted transferred date basis, the change in fair value of the securities between the trade date and the settlement date are recognized in cases of purchased securities. However, such changes are ignored in cases of sold securities, as the extinguishments of the securities are recorded at the contracted price.

VII. TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rates between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report
and the attachments thereto
	pertaining to fiscal 2012	filed on September 28, 2012

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.